FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                       For the month of January 31, 2002

                        Commission File Number 000-30462

                             VANNESSA VENTURES, LTD.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                         1710-1040 West Georgia Street
                        Vancouver, B.C., Canada V6E 4H1
                                -----------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X      Form 40-F
                                  ----
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes____    No  __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 FORM 45-102F2
                 Certificate under Subsection 2.7(2) or (3) of
              Multilateral Instrument 45-102 Resale of Securities

VANNESSA VENTURES LTD. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 17, 2002 of options to purchase 50,000 common shares in the capital of Vannessa Ventures Ltd., Vannessa Ventures Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, BC this 18th  day of December, 2002.

VANNESSA VENTURES LTD.

By:  "MANFRED PESCHKE"
--------------------------
Manfred Peschke, President

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

VANNESSA VENTURES LTD.
1710-1040 WEST GEORGIA STREET
VANCOUVER, B.C., CANADA V6E 4H1
TEL: 604-689-8927; FAX: 604-689-8907
E-MAIL: INFO@VANNESSA.COM
WEBSITE: WWW.VANNESSA.COM
SEC FILE: 12G3-2(B) #82-4473; 20-F 000-30462
TSX: VVV
OTC-BB: VNVNF
BERLIN: VVT (WKN 914781)

                  EXTENSION OF EXPIRY DATE FOR 780,000 WARRANTS

VANCOUVER, B.C. JANUARY 9, 2003 - Vannessa Ventures Ltd. (the "Company") (VVV:
TSX, OTC-BB: VNVNF, Berlin: VVT - WKN 914781) will seek approval from the TSX Venture Exchange to extend the expiry date of 780,000 share purchase warrants (the "Warrants") issued pursuant to a private placement of Units at a price of $1.00 per Unit on February 18, 2002. Each Warrant currently entitles the holder to acquire one additional common share of the Company at a price of $1.15 per share for 12 months up until February 18, 2003. If accepted by the Exchange, the Company will extend the expiry date of the outstanding Warrants to February 18, 2004. No other terms of the Warrants will be amended.

DATED: *******

                                           MANFRED PESCHKE
                                           --------------------------
                                           Manfred Peschke, President
                                           VANNESSA VENTURES LTD.